Item 77D - 	Deutsche California Tax-Free Income
Fund and Deutsche New York Tax-Free
Income Fund (each a "fund" and each a
series of Deutsche State Tax-Free
Income Series)
Deutsche California Tax-Free Income Fund

Effective on April 24, 2017, pursuant to applicable provisions of the Investment Company Act of 1940, as amended, and rules thereunder, the Deutsche California
Tax-Free Income Fund's diversification sub-classification changed from "non-diversified" to
"diversified."

Deutsche California Tax-Free Income Fund and
Deutsche New York Tax-Free Income Fund

Effective April 24, 2017, the Fund's principal investment strategy was amended to include the following:

Derivatives. Portfolio management may use tender option bond transactions to seek to enhance potential gains. Portfolio management may leverage assets of the fund through the use of proceeds received through tender option bond transactions. In a tender option bond transaction, the fund transfers fixed-rate long-term municipal bonds into a special purpose entity (a
"TOB Trust"). A TOB Trust typically issues two classes of beneficial interests: short-term floating rate interests ("TOB Floaters"), which are sold to third party investors, and residual inverse floating rate interests ("TOB Inverse Floater Residual Interests"), which are generally held by the fund.
The fund may also use other types of derivatives (a contract whose value is based on, for example, indices, currencies or securities) (i) for hedging purposes; (ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential gains;
or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.